eXHIBIT 99.2

SENSTAR TECHNOLOGIES CORPORATION PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT FOR USE AT THE
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 27, 2025

The undersigned hereby constitutes and appoints Fabien Haubert and Alicia Kelly and each of them, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them to represent and to vote, on behalf of the undersigned, all of the common shares of Senstar Technologies Corporation (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual Meeting of Shareholders of the Company to be held on June 27, 2025, at 9:00 a.m. (Ottawa time), at the principal executive offices of the Company, 119 John Cavanaugh Drive, Ottawa, Ontario, Canada, K0A 1L0, and at any and all adjournments or postponements thereof (the “Meeting”), hereby revoking any prior proxies to vote the said shares, upon the following matters, which are more fully described in the Notice of Annual Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting. Each term used herein and not defined shall have the meaning ascribed to such term in the Notice and/or the Proxy Statement (receipt of which is hereby acknowledged).

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. NOTES:

1.
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person. This Proxy ceases to be valid one year from its date. If this Proxy is not dated in the space provided below, it shall be deemed to be dated on the day on which it was mailed by management of the Company.

2.
To be effective, this Proxy must be deposited by June 25, 2025 at 11:59 p.m. (Eastern Daylight Time), or in the case of any adjournment, no later than 48 hours (excluding weekends and Ontario holidays) prior to the rescheduled Meeting.

3.
The shares represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder. If the instructions contained in this Proxy are certain, the shares represented by this Proxy will be voted on any poll in accordance with instructions so made, and where the person whose Proxy is solicited specifies a choice with respect to any matter to be acted on, the securities will be voted on any poll duly called for in accordance with the specifications so made.If a choice is not specified, the Proxy will be voted in favor of the Proposals. This Proxy also confers discretionary authority on any amendment or variation of matters described in the Notice accompanying this Proxy and the Proxy Statement available at: https://senstar.com/investors/sec-filings/ and on any other matter that may properly come before the Meeting.

4.
A shareholder who has given a Proxy may revoke the Proxy: (a) by completing and signing a Proxy bearing a later date and depositing it as aforesaid; or (b) by depositing an instrument in writing executed by the shareholder or by their attorney authorized in writing or electronic signature: (i) with the Chief Financial Officer of the Company, 119 John Cavanaugh Drive, Ottawa, Ontario, Canada, K0A 1L0, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or (ii) with the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or (c) in any other manner permitted by law. If a shareholder attends the Meeting and votes, their vote will revoke any Proxy they previously submitted.

(Continued and to be signed on the reverse side)

ANNUAL MEETING OF SHAREHOLDERS OF
SENSTAR TECHNOLOGIES CORPORATION

June 27, 2025

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Important notice regarding the Internet availability of proxy materials for this
Annual Meeting of Shareholders. The proxy statement is available at:
https://senstar.com/investors/sec-filings/.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE PROPOSALS.

1.	To elect 4 directors to hold office until the close of the next annual meeting of the Company:

		FOR	AGAINST
a.	Gillon Beck	☐	☐

b.	Kelli Roiter	☐	☐

c.	Tom Overwijn	☐	☐

d.	Jacob Berman	☐	☐

2.	To appoint Ernst & Young LLP as Senstar Technologies Corporation’s auditor for the ensuing year and authorize the Board of Directors of the Company to fix their remuneration.	☐	☐

IMPORTANT INSTRUCTION: If you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company’s Chief Financial Officer at telephone number: +1-613-839-5572, or email Alicia.kelly@senstar.com or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company’s Chief Financial Officer on your behalf. An instruction to vote “against” a Proposal will be treated as an instruction to vote “withhold” with respect to such Proposal.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder                                                         Date                                 Signature of Shareholder                                                           Date